SECURITIES AND EXCHANGE COMMISSION

10025987

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 1 2 2010
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 32162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/08 (MM/DD/YY) AND ENDING 03/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairport Capital, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

830 Post Road East
(No. and Street)

Westport, (City) CT (State) 06880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick A. Conway (203) 227-1008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert A. Vance, CPA, LLC
(Name – *if individual, state last, first, middle name*)

565 Kings Highway, East (Address) Fairfield (City) CT (State) 06825 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 2/25

OATH OR AFFIRMATION

I, Patrick A. Conway, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairport Capital, Inc, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Robert A. Vance, CPA, LLC
565 Kings Highway East
Fairfield, CT 06825
203-384-1040

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fairport Capital, Inc
Westport, CT

To the Board of Directors and Stockholders:

We have audited the accompanying statement of financial condition of Fairport Capital, Inc (the Company) as of March 31, 2009, and the related statements of income, retained earnings, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Fairport Capital, Inc as of March 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules, I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in out opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert A Vance, CPA, LLC

Fairfield, CT
May 4, 2009

Fairport Capital, Inc

Statement of Financial Condition
As of March 31, 2009

ASSETS

Cash and cash equivalents	$	160,836
Commissions Receivable		23,492
Due From Officer		14,180
Other Assets		999
Total assets	$	199,507

LIABILITIES AND EQUITY

Compensation payable	$	151,128
Accrued taxes payable		3,505
Total liabilities		154,633
Equity		
Common Stock - Authorized 5,000 Shares No Par Value. Issued and Outstanding 2,000 Shares		43,950
Retained Earnings		924
Total equity		44,874
Total liabilities and equity	$	199,507

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Fairport Capital, Inc

Statement of Income
For the year ended March 31, 2009

Revenues		
Commissions	$	1,003,936
Interest		3,711
Other		11,192
Total Revenues	$	1,018,839
Expenses		
Compensation & benefits	$	882,185
Licensing & regulatory		17,384
Professional fees		11,735
Occupancy		25,357
Travel & entertainment		34,208
Other administrative costs		25,907
Other Expenses		18,169
State Income Taxes		1,957
Total Expenses	$	1,016,902
Net Income (Loss) Before Federal Income Tax		1,937
Provision for Federal Income Tax		1,500
Net Income (Loss)	$	437

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Fairport Capital, Inc

Statement of Retained Earnings
For the year ended March 31, 2009

Balance: April 1, 2008	$	10,476
Net Income		437
Less Dividends		(9,989)
Ending balance March 31, 2009	$	924

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Fairport Capital, Inc

Statement of Cash Flows
For the year ended March 31, 2009

Operating Activities		
Net Income (loss)	$	437
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Commission Receivable		8,586
Compensation payable		(10,859)
Accrued taxes payable		2,250
Net cash provided by (used in) operating activities	**$**	**414**
Investing Activities		
Purchase of fixed assets		-
Financing Activities		
Dividends Paid	$	(9,989)
Net cash provided by (used in) financing activities		**(9,989)**
Increase (decrease) in cash	$	(9,575)
Cash at beginning of year	$	170,411
Cash at end of year	$	160,836

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Note 1 – ORGANIZATION AND NATURE OF BUSINESS

Fairport Capital, Inc. was incorporated on March 6, 1984, in the State of Connecticut.

Fairport Capital, Inc. is a registered broker/dealer with the U.S. Securities and Exchange Commission and is a member of the National Association of Securities and Dealers, Inc., and the Securities Investor Protection Corporation. The Corporation is qualified to underwrite and sell direct placement programs, mutual funds, and variable annuities. The Corporation does not carry customer accounts, hold funds or securities of, or for customers. The Corporation does business and files tax returns in Connecticut, New York, Massachusetts and Florida.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Corporation uses the accrual method of accounting for financial statement presentation for everything except revenue recognition. Under this method of accounting, income is recorded when earned and expenses are recorded when incurred, irrespective of when cash is received or when cash is distributed. On March 6. 1984 Fairport Capital, Inc. received a waiver from NASD granting them the ability to record commission revenue when received.

Income Taxes

There are no material differences between the income shown on the financial statements and the income reflected on the tax returns.

Medical Reimbursement Plan

On October 1, 1984, the Corporation adopted a medical reimbursement plan. This plan will pay premiums on Health Insurance and Disability Insurance contracts and any medical, dental and optical expenses which are not reimbursed by insurance policies of any officers of the Corporation.

Officer's Salaries

The officers of Fairport Capital, Inc. are also sales representatives for the Corporation. These officers have elected to receive commissions in lieu of salaries.

Commission Expense

Due to the NASD ruling in March 6, 1984 (see Revenue Recognition), commission payable is recorded when commission revenue is received. All contracts with sales representatives explicitly state that they will not be paid commissions earned until Fairport Capital, Inc. has received the funding from the vendors.

NOTE 4 – NOTE RECEIVABLE – STOCK SUBSCRIPTION

The Corporation issued two hundred shares of its common stock on April 1, 1988, in exchange for a note receivable totaling $33,000. The note bears interest at the rate of five percent per annum. The principal of the note is to be collected from amounts due to the stockholder. The March 31, 2009 balance is $9,900. This note is secured by a pledge of stock of Fairport Capital, Inc. The officers of Fairport Capital, Inc., elected to forgo the interest income earned on this note for the year ended March 31, 2009.

On May 20, 2008, Patrick Conway, President and Treasurer agreed to assume the debt from Dennis Filangeri, Vice President and Secretary in exchange for the 200 shares of stock, making his the sole shareholder in the Corporation.

NOTE 5 – STOCKHOLDERS EQUITY

The Corporation has 5,000 authorized shares of common stock with no par value. At March 31, 2009, 2,000 of the authorized shares were outstanding and 100% owned by the President and Treasurer, Patrick Conway.

At the October 1, 2008 Board of Directors meeting, the Board approved a dividend payment in the amount up to $10. per share payable on 10/31/08. The actual dividend paid was $5. per share paid on November 16, 2008 less a nominal administrative charge ($11).

NOTE 6 – RELATED PARTY TRANSACTIONS

Included in non-allowable receivables at March 31, 2009 are officer loan in the amount of $4,280 and a note receivable due from an officer (see details in Note 4) in the amount of $9,900.

Included in Payable to Broker or Dealers, Other is $131,528 due to Patrick Conway, President for commission earned, but not paid. Mr. Conway has elected to defer collection of a portion of his commissions earned in order to be certain the company has sufficient operating capital.

NOTE 7 – SIGNIFICANT SOURCES OF REVENUE

Approximately 51% of the entity's commission income was generated by four sales representatives, one of which is an officer. The majority of the entity's commission income derived from the sales of private placements, annuities and mutual funds.

NOTE 8 – LEASING ARRANGEMENTS

The company leases office space under a one year operating lease which commenced March 1, 2008. The agreement calls for an annual base rent of $17,550.

Rental expenses charged to operations for the year ended March 31, 2009 totaled $25,357.

NOTE 9 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15-c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital my not be withdrawn of cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At March 31, 2009, the Corporation had net capital of $ 26,651, which was $16,342 in excess of its required net capital of $10,309. The Corporation's net capital ratio was 5.8 to 1.

Supplemental Schedules

Fairport Capital, Inc

Statement of Changes in Stockholders' Equity
For the year ended March 31, 2009

Balance: April 1, 2008	$	54,426
Net Income		437
Less Dividends		(9,989)
Ending balance March 31, 2009	$	44,874

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Fairport Capital, Inc

Exhibit of Non-Allowable Assets
March 31, 2009

Exhibit of Non-Allowable Assets
For Computation of Net Capital Pursuant To Rule 15c3-1

Receivable from brokers or dealers	2,349
Security Deposits	999
Due from officers	14,875
Total Non-Allowable Assets	**$ 18,223**

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Fairport Capital, Inc

Computation of Net Capital Pursuant to Rule 15c3-1
As of March 31, 2009

Computation of Net Capital

Total member's equity from statement of financial condition	$	44,874
Deductions and/or changes:		
Non-allowable assets (see Exhibit)		(18,223)
Net capital before haircuts on security positions		26,651
Haircuts on security positions		-
Net capital	$	26,651

Computation of Basic Net Capital Requirement

Minimum net capital required:		
6-2/3% of $ 154,633.20	$	10,309
Minimum dollar net capital requirement of reporting broker/dealer	$	5,000
Net Capital Requirement	$	10,309
Excess net capital requirement	$	16,342
Excess net capital at 1000%	$	11,187

Computation of Aggregate Indebtedness

Total aggregate indebtedness liabilities	$	154,633
Percentage of aggregate indebtedness to net capital		580.22%

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of March 31, 2009

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Fairport Capital, Inc

Computation for Determination of Reserve Requirements
As of March 31, 2009

Credit Balance	$ -
Debit Balance	$ -

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS Report as of March 31, 2009

The accompanying notes are an integral part of the financial statements
See Accountant's Audit Report

Fairport Capital, Inc

Information Relating to Possession or Control Requirements Under Rule 15c3-3
March 31, 2009

1. Customers' fully paid securities and excess margin securities not in respondent's possession or control as of March 31, 2009 for which instructions to reduce possession or control had been issued as of March 31, 2009 but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

None.

A. Number of items

None.

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of March 31, 2009 excluding items arising from "temporary lags which resulted from normal operations" as permitted under Rule 15c3-3.

None.

A. Number of items

None.

There are no material differences between the above computation and the corresponding computation contained in the unaudited FOCUS report as of March 31, 2009

Robert A. Vance, CPA, LLC
565 Kings Highway East
Fairfield, CT 06825
203-384-1040

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Board of Directors
Fairport Capital, Inc

In planning and performing our audit of the financial statements of Fairport Capital, Inc (the Company) as of and for the year ended March 31, 2009, in accordance with auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as described above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2009, to meet the SEC's objective.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert A Vance, CPA, LLC

Fairfield, CT
May 4, 2009